Exhibit 99.1

NEWS

Sequans Communications Announces Second Quarter 2011 Financial Results

PARIS, France – July 28, 2011 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights:

Revenue: Revenue of $30.6 million increased 21% sequentially from the first quarter of 2011 and 84% compared to the second quarter of 2010.

Gross margin: Gross margin of 46.6% was lower than the gross margin in the first quarter of 2011, which was 51.2%, due to a significant sequential increase in volume with a key customer, which triggered a previously negotiated volume-based price reduction, combined with a delay in the introduction of lower cost components into production.

Operating income (loss): Operating income of $1.9 million decreased 18% sequentially from the first quarter of 2011, primarily due to the increase of non-cash stock-based compensation expense. Operating margin in the second quarter was 6.2% compared to 9.1% in the first quarter of 2011. In the second quarter of 2010, the operating loss was $0.2 million.

Net Profit: Net profit was $0.1 million, or $0.00 per diluted share/ADS, compared to a net profit of $1.9 million, or $0.07 per share/ADS in the first quarter of 2011 and a net profit of $0.6 million, or $0.02 per share/ADS in the second quarter of 2010.

Non-IFRS Net Profit: Excluding stock-based compensation and the change in the fair value of the option component of convertible notes, non-IFRS net profit was $2.8 million ($0.08 per diluted share/ADS), compared to a non-IFRS net profit of $2.4 million ($0.08 per diluted share/ADS) in the first quarter of 2011, and a non-IFRS net profit of $0.7 million ($0.03 per diluted share/ADS) in the second quarter of 2010.

In millions of $US except percentages, shares and per share amounts	Key Metrics
	Q2 2011	%*	Q1 2011	%*	Q2 2010	%*
Revenues	$30.6		$25.4		$16.6
Gross profit	14.3	46.6%	13.0	51.2%	8.5	50.9%
Operating income (loss)	1.9	6.2%	2.3	9.1%	(0.2)	(1.4%)
Net profit (loss)	0.1	0.2%	1.9	7.5%	0.6	3.6%
Diluted EPS	$0.00		$0.07		$0.02
Number of diluted shares/ADS	35,209,641		29,164,738		24,588,406

Cash flow from (used in) operations	(0.3)		0.3		—

Additional information:
Stock-based compensation included in operating result	1.1		0.5		0.3
Change in the fair value of convertible notes option component included in financial result	1.7		—		—
Non-IFRS diluted EPS (excludes stock-based compensation and change in fair value of the option component)	$0.08		$0.08		$0.03

*	Percentage of revenues

“The revenue growth in the second quarter reflects our expanding role in mobile WiMAX applications in the first half of the year,” said Georges Karam, Sequans CEO. “From supplying the 4G chip for the first WiMAX smartphone a year ago, we have expanded to powering 7 different 4G devices for operators in three countries. As expected, the significant volume increase associated with the launch of new 4G smartphones and tablets triggered a price reduction in the second quarter. This will temporarily impact gross margin until more linear product cost reductions are fully reflected in our results.

Sequans reports second quarter 2011 financial results

“After rapid volume growth in the first two quarters of 2011, we recently have seen more cautious order patterns, which we believe are driven by some uncertainty related to several new WiMAX smartphone models being introduced into the U.S. market. This is occurring during a particularly dynamic phase in the evolution of 4G as various carriers plan their migration to LTE. With both a smartphone-optimized LTE chip and a dual-mode WiMAX/LTE chip in our roadmap for the second half, we are well-positioned to participate in any strategy operators choose, but LTE is not expected to contribute materially to our revenue until the second half of 2012.

“During the second quarter, we made good progress in diversifying our customer base. A new portable router began shipping in Korea and we won new WiMAX business in Japan. We also achieved early success in LTE with new design wins in some of the smaller geographic markets, while continuing with LTE testing and trials in China and India. We are executing to our plan, our roadmap is on schedule, and our initial traction in LTE enhances our confidence that we are on track toward to our 3 to 5-year target financial model which includes gross margin of at least 50% and operating margin of 20% or higher.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

For the third quarter of 2011, Sequans expects revenue to be in the range of $25 to $28 million, with gross margin increasing to close to 50%. Based on this revenue range and gross margin, non-IFRS net profit per diluted share/ADS is expected to be between $0.00 and $0.05 for the third quarter of 2011, with approximately 36.7 million weighted average number of diluted shares/ADSs. Non-IFRS net profit per share/ADS, excludes any gain or loss from the option component of bank convertible notes, which will be outstanding until October 2011. The amount of any such gain or loss will depend on the price of Sequans’ ADSs at the end of the quarter. Non-IFRS EPS guidance also excludes the impact of stock based compensation.

Given the lack of visibility, Sequans currently expects revenue in the second half of 2011 is likely to be lower than $50 million.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2011 today, July 28, 2011 at 8:00 a.m. EDT / 14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1093 (or +1 612-288-0337 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until August 28, 2011, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 208917.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands

Sequans reports second quarter 2011 financial results

and future needs of our customers, (viii) our inability to achieve new design wins, and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2011	March 31, 2011 (*)	June 30, 2010
Revenue:
Product revenue	30,006	24,845	15,700
Other revenue	601	545	938

Total revenue	30,607	25,390	16,638

Cost of revenue
Cost of product revenue	16,287	12,300	8,077
Cost of other revenue	44	85	85

Total cost of revenue	16,331	12,385	8,162

Gross profit	14,276	13,005	8,476

Operating expenses:
Research and development	6,767	5,978	4,260
Sales and marketing	3,488	3,129	3,545
General and administrative	2,126	1,582	898

Total operating expenses	12,381	10,689	8,703

Operating income (loss)	1,895	2,316	(227)

Financial income (expense):
Interest income (expense), net	(151)	(184)	(13)
Foreign exchange gain (loss)	103	(206)	716
Change in the fair value of convertible notes option component	(1,651)	—	119

Profit before income taxes	196	1,926	595

Income tax expense (benefit)	138	30	—
Profit	58	1,896	595
Attributable to:
Shareholders of the parent	58	1,896	595
Minority interests	—	—	—

Basic earnings per share	$0.00	$0.07	$0.03

Diluted earnings per share	$0.00	$0.07	$0.02

Number of shares used for computing:
— Basic	33,435,416	27,723,199	23,777,885
— Diluted	35,209,641	29,164,738	24,588,406

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro based operating expenses from financial result to operating expenses. The effect on the three months ended March 31, 2011 was to reduce operating expenses by $57. There was no outstanding hedging transaction during the three months ended June 30, 2010.

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30 , 2011	June 30 , 2010
Revenue:
Product revenue	54,850	24,555
Other revenue	1,147	2,261

Total revenue	55,997	26,816

Cost of revenue
Cost of product revenue	28,587	12,191
Cost of other revenue	129	170

Total cost of revenue	28,716	12,361

Gross profit	27,281	14,455

Operating expenses:
Research and development	12,745	8,774
Sales and marketing	6,617	6,400
General and administrative	3,707	1,694

Total operating expenses	23,069	16,868

Operating income (loss)	4,212	(2,413)

Financial income (expense):
Interest income (expense), net	(336)	(217)
Foreign exchange gain (loss)	(104)	1,733
Change in the fair value of convertible notes option component	(1,651)	137

Profit (Loss) before income taxes	2,121	(760)

Income tax expense (benefit)	168	—
Profit (Loss)	1,953	(760)
Attributable to:
Shareholders of the parent	1,953	(760)
Minority interests	—	—

Basic earnings (loss) per share	$0.06	($0.03)

Diluted earnings (loss) per share	$0.06	($0.03)

Number of shares used for computing:
— Basic	30,595,087	23,737,438
— Diluted	32,369,312	23,737,438

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of US$)	At June 30, 2011	At December 31, 2010
ASSETS
Non-current assets
Property, plant and equipment	8,027	5,291
Intangible assets	3,952	3,144
Loan and other receivables	1,510	1,485
Available for sales assets	753	432

Total non-current assets	14,242	10,352

Current assets
Inventories	11,132	8,768
Trade receivables	16,665	14,163
Prepaid expenses and other receivables	2,533	3,333
Recoverable value added tax	1,117	1,361
Research tax credit receivable	3,337	2,001
Cash and cash equivalents	61,857	9,739

Total current assets	96,641	39,365

Total assets	110,883	49,717

EQUITY AND LIABILITIES
Equity
Issued capital	908	710
Share premium	129,073	68,972
Other capital reserves	6,791	5,194
Accumulated deficit	(52,309)	(54,262)
Accumulated other comprehensive income (loss)	341	85

Total equity	84,804	20,699

Non-current liabilities
Government grant advances and interest-free loans	214	1,278
Provisions	224	184
Other non-current financial liabilities	1,651	—

Total non-current liabilities	2,089	1,462

Current liabilities
Trade payables	13,064	15,508
Interest-bearing loans and borrowings	3,666	3,564
Government grant advances and interest-free loans	1,003	1,889
Other current liabilities	5,505	5,270
Deferred revenue	513	893
Provisions	239	432

Total current liabilities	23,990	27,556

Total equity and liabilities	110,883	49,717

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of US$)	2011	2010
Operating activities
Profit (Loss) before income taxes	2,121	(760)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,829	1,202
Amortization and impairment of intangible assets	897	533
Share-based payment expense	1,597	544
Decrease in provisions	(153)	(403)
Change in fair value of convertible notes option component	1,651	(137)
Financial expense	49	365
Foreign exchange loss (gain)	474	(2,003)
Interest free financing benefit	178	(216)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,938)	(3,514)
Decrease (Increase) in inventories	(2,364)	(1,019)
Decrease (Increase) in research tax credit receivable	(1,336)	(595)
Increase (Decrease) in trade payables and other liabilities	(2,216)	5,093
Increase (Decrease) in deferred revenue	(380)	(708)
Increase (Decrease) in government grant advances	(311)	22
Income tax paid	(160)	(61)
Net cash flow used in operating activities	(62)	(1,657)

Investing activities
Purchase of intangible assets and property, plant and equipment	(6,236)	(2,551)
Purchase of financial assets	(346)	(808)
Net cash flow used in investments activities	(6,582)	(3,359)

Financing activities
Proceeds from issue of shares and warrants, net of transaction costs	343	137
Proceeds from borrowings	—	1,753
Repayment of borrowings	(36)	—
IPO proceeds, net of costs	59,956	—
Interest paid	(184)	(153)
Proceeds from interest-free loan	—	789
Repayment of interest-free loans	(1,321)	(913)
Net cash flows from financing activities	58,758	1,613

Net increase (decrease) in cash and cash equivalents	52,114	(3,403)
Net foreign exchange difference	4
Cash and cash equivalent at January 1	9,739	7,792
Cash and cash equivalents at year end	61,857	4,389

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2011			March 31, 2011	June 30, 2010
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS	Non-IFRS
Revenue:
Product revenue	30,006		30,006	24,845	15,700
Other revenue	601		601	545	938

Total revenue	30,607	—	30,607	25,390	16,638

Cost of revenue
Cost of product revenue	16,287	60	16,227	12,288	8,073
Cost of other revenue	44		44	85	85

Total cost of revenue	16,331	60	16,271	12,373	8,158

Gross profit	14,276	(60)	14,336	13,017	8,480

Operating expenses:
Research and development	6,767	287	6,480	5,842	4,165
Sales and marketing	3,488	244	3,244	2,948	3,402
General and administrative	2,126	543	1,583	1,448	877

Total operating expenses	12,381	1,074	11,307	10,238	8,444

Operating income (loss)	1,895	(1,134)	3,029	2,779	36

Financial income (expense):
Interest income (expense), net	(151)		(151)	(184)	(13)
Foreign exchange gain (loss)	103		103	(206)	716
Change in the fair value of convertible notes option component	(1,651)	(1,651)	—	—	—

Profit (Loss) before income taxes	196	(2,785)	2,981	2,389	739

Income tax expense (benefit)	138		138	30	—
Profit (Loss)	58	(2,785)	2,843	2,359	739
Attributable to:
Shareholders of the parent	58		2,843	2,359	739
Minority interests	—				—

Basic earnings (loss) per share	$0.00		$0.09	$0.09	$0.03

Diluted earnings (loss) per share	$0.00		$0.08	$0.08	$0.03

Number of shares used for computing:
— Basic	33,435,416		33,435,416	27,723,199	23,777,885
— Diluted	35,209,641		35,209,641	29,164,738	24,588,406

(*)	Adjustments related to stock based compensation expenses according to IFRS 2 and to the change in the fair value of option component according to IAS 39

Sequans reports second quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30, 2011			June 30, 2010
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS
Revenue:
Product revenue	54,850		54,850	24,555
Other revenue	1,147		1,147	2,261

Total revenue	55,997	—	55,997	26,816

Cost of revenue
Cost of product revenue	28,587	72	28,515	12,182
Cost of other revenue	129		129	170

Total cost of revenue	28,716	72	28,644	12,352

Gross profit	27,281	(72)	27,353	14,464

Operating expenses:
Research and development	12,745	423	12,322	8,550
Sales and marketing	6,617	425	6,192	6,132
General and administrative	3,707	677	3,030	1,649

Total operating expenses	23,069	1,525	21,544	16,331

Operating income (loss)	4,212	(1,597)	5,809	(1,867)

Financial income (expense):
Interest income (expense), net	(336)		(336)	(217)
Foreign exchange gain (loss)	(104)		(104)	1,733
Change in the fair value of convertible notes option component	(1,651)	(1,651)	—	—

Profit (Loss) before income taxes	2,121	(3,248)	5,369	(351)

Income tax expense (benefit)	168		168	—
Profit (Loss)	1,953	(3,248)	5,201	(351)
Attributable to:
Shareholders of the parent	1,953		5,201	(351)
Minority interests	—			—

Basic earnings (loss) per share	$0.06		$0.17	($0.01)

Diluted earnings (loss) per share	$0.06		$0.16	($0.01)

Number of shares used for computing:
— Basic	30,595,087		30,595,087	23,737,438
— Diluted	32,369,312		32,369,312	23,737,438

(*)	Adjustments related to stock based compensation expenses according to IFRS 2 and to the change in the fair value of option component according to IAS 39